Exhibit (a)(9)

The Greater China Fund, Inc. (NYSE: GCH)
Announces Tender Offer Purchase Price and Expected Timing of Payment for Shares

New York, New York, February 8, 2013 -- The Greater China Fund, Inc. (NYSE: GCH) ( the “Fund”) announced today that it will pay a price of $13.32 per share for each share of the Fund properly tendered and accepted in  the Fund’s tender offer (the “Tender Offer”) for up to 16,987,608 of its issued and outstanding shares of common stock, par value $0.001 per share.  This price is equal to 99% of the Fund’s net asset value per share as of the close of regular trading on the New York Stock Exchange on February 7, 2013.  The Tender Offer was for up to 70% of the Fund’s issued and outstanding shares and expired at 11:59 p.m., Eastern Time, on February 6, 2013 (the “Expiration Date”).

The Fund also announced that due to the upcoming Chinese Lunar New Year holiday period next week, which will result in the closure of the Hong Kong and other markets from February 11, 2013 through February 13, 2013, and the required foreign currency conversion necessary to pay holders in U.S. dollars, it is anticipated that the Fund will pay the purchase price for shares accepted in the Tender Offer on or about February 20, 2013.  Investors that hold shares in street name will receive payment for shares tendered in the Tender Offer in the normal course through their broker.

Based upon current information, approximately 15,966,299 shares, or approximately 65.8% of the Fund’s issued and outstanding common stock, were tendered through the Expiration Date, including shares tendered pursuant to notices of guaranteed delivery.  These numbers remain subject to adjustment and should not be regarded as final.  Because less than 75% of the Fund’s shares were tendered in the Tender Offer, the Tender Offer was not cancelled and the Fund will not be required pursuant to its previously disclosed agreement to solicit proxies from stockholders for the liquidation and dissolution of the Fund.  The final number of shares validly tendered and accepted pursuant to the Tender Offer will be announced at a later date.

For more information about the Tender Offer please contact AST Fund Solutions, LLC, the Fund’s Information Agent for the Tender Offer, by calling (212) 400-2605 between the hours of 9:00 a.m. and 5:00 p.m., Eastern Time, Monday through Friday (except holidays).

****

Closed-end funds are traded on the secondary market through one of the stock exchanges. The Fund’s investment return and principal value will fluctuate so that an investor’s shares may be worth more or less than the original cost. Shares of closed-end funds may trade above (a premium) or below (a discount) the net asset value (NAV) of the fund’s portfolio. There is no assurance that a fund will achieve its investment objective. Past performance does not guarantee future results.

This press release shall not constitute an offer to sell or a solicitation to buy, nor shall there be any sale of the Fund’s shares in any state or jurisdiction in which such offer or solicitation or sale would be unlawful prior to registration or qualification under the laws of such state or jurisdiction.

# # #